SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OptiNose, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68404V100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68404V100	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Acorn Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68404V100	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Acorn Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,067,698 (including 2,210,526 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68404V100	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Acorn Bioventures 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68404V100	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Acorn Capital Advisors GP 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,974,310 (including 3,052,631 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68404V100	13G/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Anders Hove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,042,008 (including 5,263,157 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,042,008 (including 5,263,157 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,042,008 (including 5,263,157 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IN

* The exercise of the warrants reported herein is subject to a 9.99% beneficial ownership blocker (the "Blocker") and the percentage set forth in row (11) gives effect to the Blocker. Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of the warrants and gives effect to the Blocker.

CUSIP No. 68404V100	13G/A	Page 7 of 10 Pages

Item 1(a).	Name of Issuer.

OptiNose, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

1020 Stony Hill Road, Suite 300 Yardley, PA 19067

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)	Acorn Bioventures, L.P. (“Acorn”);
(ii)	Acorn Capital Advisors GP, LLC (“Acorn GP”), which is the sole general partner of Acorn;
(iii)	Acorn Bioventures 2, L.P. (“Acorn 2”);
(iv)	Acorn Capital Advisors GP 2, LLC (“Acorn GP 2”), which is the sole general partner of Acorn 2; and
(v)	Anders Hove (“Hove or “Manager”).

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170

Item 2(c).	Place of Organization.

Acorn is a Delaware limited partnership. Acorn GP is a Delaware limited liability company. Acorn 2 is a Delaware limited partnership. Acorn GP 2 is a Delaware limited liability company. Hove is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number.

68404V100

CUSIP No. 68404V100	13G/A	Page 8 of 10 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein are calculated based upon 112,311,984 shares of Common Stock outstanding as of November 1, 2023 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 and filed with the Commission on November 9, 2023, and assumes the exercise of the reported warrants subject to the Blocker where applicable.

Acorn GP is the general partner of Acorn and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn. Acorn GP 2 is the general partner of Acorn 2 and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn 2.

The Manager, in his capacity as manager of each of Acorn GP and Acorn GP 2, may be deemed to beneficially own the shares beneficially owned by each of Acorn and Acorn 2.

CUSIP No. 68404V100	13G/A	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68404V100	13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024
ACORN BIOVENTURES, L.P.
By: ACORN CAPITAL ADVISORS GP, LLC, its General Partner

	By:	/s/ Anders Hove
Name: Anders Hove
Title: Manager

ACORN CAPITAL ADVISORS GP, LLC

	By:	/s/ Anders Hove
Name: Anders Hove
Title: Manager

ACORN BIOVENTURES 2, L.P.
By: ACORN CAPITAL ADVISORS GP 2, LLC, its General Partner

	By:	/s/ Anders Hove
Name: Anders Hove
Title: Manager

ACORN CAPITAL ADVISORS GP 2, LLC

	By:	/s/ Anders Hove
Name: Anders Hove
Title: Manager

ANDERS HOVE
/s/ Anders Hove